UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of
the Securities Exchange Act of 1934

Date of Report
(Date of earliest event reported):

January 31, 2013

THERMO FISHER SCIENTIFIC INC.

(Exact name of Registrant as specified in its Charter)

Delaware	1-8002	04-2209186
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification Number)

81 Wyman Street Waltham, Massachusetts	02451
(Address of principal executive offices)	(Zip Code)

(781) 622-1000
(Registrant's telephone
number including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (*see* General Instruction A.2. below):

□ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

□ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

□ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

□ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

THERMO FISHER SCIENTIFIC INC.

This Current Report on Form 8-K contains forward-looking statements that involve a number of risks and uncertainties. Important factors that could cause actual results to differ materially from those indicated by such forward-looking statements are set forth in the Company's Quarterly Report on Form 10-Q for the quarter ended September 29, 2012, under the caption "Risk Factors," which is on file with the Securities and Exchange Commission and available in the "Investors" section of our Website under the heading "SEC Filings." Important factors that could cause actual results to differ materially from those indicated by forward-looking statements include risks and uncertainties relating to: the need to develop new products and adapt to significant technological change; implementation of strategies for improving internal growth; general economic conditions and related uncertainties; dependence on customers' capital spending policies and government funding policies; the effect of exchange rate fluctuations on international operations; the effect of healthcare reform legislation; use and protection of intellectual property; the effect of changes in governmental regulations; and the effect of laws and regulations governing government contracts, as well as the possibility that expected benefits related to the acquisition of One Lambda may not materialize as expected. While we may elect to update forward-looking statements at some point in the future, we specifically disclaim any obligation to do so, even if our estimates change and, therefore, you should not rely on these forward-looking statements as representing our views as of any date subsequent to the date of this Current Report on Form 8-K.

Item 2.02   Results of Operations and Financial Condition

On January 31, 2013, the Registrant announced its financial results for the fiscal quarter ended December 31, 2012. The full text of the press release issued in connection with the announcement is attached as Exhibit 99.1 to this Form 8-K and incorporated herein by reference.

The information contained in this Form 8-K (including Exhibit 99.1) shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act") or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Exchange Act, except as expressly set forth by specific reference in such a filing.

Item 9.01   Financial Statements and Exhibits

(d)   Exhibits

The following Exhibit relating to Item 2.02 shall be deemed "furnished," and not "filed":

99.1   Press Release dated January 31, 2013

THERMO FISHER SCIENTIFIC INC.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized, on this 31st day of January, 2013.

THERMO FISHER SCIENTIFIC INC.

By: /s/ Peter E. Hornstra
      Peter E. Hornstra
      Vice President and Chief Accounting Officer

News

Exhibit 99.1

FOR IMMEDIATE RELEASE

Media Contact Information:
Karen Kirkwood
Phone: 781-622-1306
E-mail: karen.kirkwood@thermofisher.com
Website: www.thermofisher.com

Investor Contact Information:
Ken Apicerno
Phone: 781-622-1294
E-mail: ken.apicerno@thermofisher.com

Thermo Fisher Scientific Reports Fourth Quarter and Full Year 2012 Results

Initiates Guidance for Full Year 2013

WALTHAM, Mass. (January 31, 2013) – Thermo Fisher Scientific Inc. (NYSE: TMO), the world leader in serving science, today reported its financial results for the fourth quarter and full year ended December 31, 2012.

Fourth Quarter and Full Year 2012 Highlights

- Adjusted earnings per share (EPS) in the fourth quarter of 2012 grew 14% to a record $1.36, and for the full year grew 19% to a record $4.94.
- Revenue in the fourth quarter increased 6% to a record $3.26 billion.
- Adjusted operating margin in the fourth quarter expanded 40 basis points to 19.6%.
- Generated record full year free cash flow of $1.77 billion.
- Full year revenue from high-growth Asia-Pacific markets now represents 17% of total company revenue, up from 15% in 2011; China became the second largest geography by revenue, at more than $700 million in 2012.
- Strengthened technology leadership with numerous Thermo Scientific product launches in 2012, including the iCAP™Q ICP mass spectrometer, Trace™ 1300 gas chromatograph, TruNarc™ handheld drug analyzer, Lynx SuperSpeed centrifuge and the PikoReal™ PCR system.
- Invested $1.1 billion to acquire complementary businesses that increase depth of capabilities, highlighted by acquisition of One Lambda, which expanded specialty diagnostics offering into high-growth transplant diagnostics market.
- Deployed $350 million in the fourth quarter to repurchase 5.7 million shares, and $1.15 billion for the full year to repurchase 20.8 million shares.
- Initiated first quarterly dividend in company history and increased dividend by 15% in the fourth quarter to $0.15, based on strong performance and outlook.

Adjusted EPS, adjusted operating income, adjusted operating margin and free cash flow are non-GAAP measures that exclude certain items detailed later in this press release under the heading "Use of Non-GAAP Financial Measures."

"I'm extremely proud of our outstanding results in 2012, which led to a 19 percent increase in adjusted EPS," said Marc N. Casper, president and chief executive officer of Thermo Fisher Scientific. "Our teams executed well in a challenging environment to deliver strong performance in all three of our business segments.

"Our strategy to invest in innovation, commercial excellence and emerging markets is clearly driving growth. This was a banner year for innovation, with significant new product launches in each of our key technology platforms. Through strong commercial execution, our value proposition is making a difference for our customers and helping us to gain share across a broad customer set. Last, we expanded our footprint in the Asia-Pacific, including opening our fifth factory in China and a new demo lab in South Korea, to capture opportunities in high-growth emerging markets.

"It was another stand-out year in terms of effectively deploying our capital to create shareholder value. We invested more than $1 billion to complete complementary acquisitions that broaden our offering for our customers and strengthen our competitive position. We also returned $1.3 billion to our shareholders through stock repurchases and dividends, reflecting our confidence in continuing our growth momentum into 2013 and beyond."

Fourth Quarter 2012

For the fourth quarter of 2012, adjusted EPS grew 14% to a record $1.36, versus $1.19 in the fourth quarter of 2011. Revenue for the quarter grew 6% to $3.26 billion in 2012, versus $3.09 billion in 2011. Organic revenue grew 4%, with currency translation lowering revenue by 1% and acquisitions increasing revenue by 2%. Adjusted operating income for the fourth quarter of 2012 increased 7% compared with the year-ago period, and adjusted operating margin expanded to 19.6%, compared with 19.2% in the fourth quarter of 2011.

GAAP diluted EPS for the fourth quarter of 2012 was $1.04, versus $0.77 in the same quarter last year. GAAP operating income for the fourth quarter of 2012 increased 15% to $401 million, compared with $348 million in 2011. GAAP operating margin increased to 12.3%, compared with 11.2% in the fourth quarter of 2011.

Full Year 2012

For the full year 2012, adjusted EPS grew 19% to a record $4.94, versus $4.16 in 2011. Revenue for 2012 grew 8% to $12.51 billion, versus $11.56 billion a year ago. On a pro forma basis, as if Dionex and Phadia were owned for the full year in 2011, organic revenue grew 4%. Acquisitions, other than Phadia and Dionex, increased revenue by 1% and currency translation lowered revenue by 2%. Adjusted operating income for 2012 increased 12% compared with 2011, and adjusted operating margin expanded to 19.0%, compared with 18.4% a year ago.

GAAP diluted EPS for 2012 was $3.21, versus $3.46 in 2011, due primarily to gains on the sale of discontinued operations in 2011. GAAP operating income for 2012 increased 18% to $1.48

billion, compared with $1.25 billion a year ago. GAAP operating margin increased to 11.8%, compared with 10.8% in 2011.

Annual Guidance for 2013

Casper added, "Looking ahead to 2013, we are planning for the global economic environment to remain challenging. That said, given our performance in 2012 and our proven strategy of delivering top-line growth, using our productivity levers to expand margins and effectively deploying our capital, I'm confident we can deliver another successful year."

Thermo Fisher is initiating adjusted EPS and revenue guidance for the full year 2013. The company expects to achieve adjusted EPS in the range of $5.32 to $5.46 for 2013, which would result in 8% to 11% adjusted EPS growth over 2012. The company expects to achieve 2013 revenue in the range of $12.80 billion to $13.00 billion, for 2% to 4% revenue growth year over year.

The 2013 guidance does not include any future acquisitions or divestitures and is based on current foreign exchange rates. In addition, the adjusted EPS estimate excludes amortization expense for acquisition-related intangible assets and certain other items detailed later in this press release under the heading "Use of Non-GAAP Financial Measures."

Segment Results

Management uses adjusted operating results to monitor and evaluate performance of the company's three business segments, as highlighted below.

Analytical Technologies Segment

In the fourth quarter of 2012, Analytical Technologies Segment revenue increased 2% to $1.11 billion, compared with revenue of $1.08 billion in the fourth quarter of 2011. Segment adjusted operating income decreased 3% in the fourth quarter of 2012, and adjusted operating margin was 20.0%, versus 21.1% in the 2011 quarter.

For the full year 2012, Analytical Technologies Segment revenue increased 7% to $4.12 billion, compared with revenue of $3.85 billion in 2011. Segment adjusted operating income increased 7% in 2012, and adjusted operating margin was 18.7% in both periods.

Specialty Diagnostics Segment

Specialty Diagnostics Segment revenue in the fourth quarter increased 12% to $792 million in 2012, compared with revenue of $706 million in the fourth quarter of 2011. Segment adjusted operating income increased 21% in the fourth quarter of 2012, and adjusted operating margin increased to 25.9%, versus 24.0% in the 2011 quarter.

For the full year 2012, Specialty Diagnostics Segment revenue increased 20% to $2.96 billion, compared with revenue of $2.47 billion in 2011. Segment adjusted operating income increased 27% in 2012, and adjusted operating margin increased to 25.7%, versus 2011 results of 24.2%.

Laboratory Products and Services Segment

In the fourth quarter of 2012, Laboratory Products and Services Segment revenue increased 4% to $1.50 billion, compared with revenue of $1.44 billion in the fourth quarter of 2011. Segment adjusted operating income increased 8% in the fourth quarter of 2012, and adjusted operating margin was 14.1%, versus 13.7% in the 2011 quarter.

For the full year 2012, Laboratory Products and Services Segment revenue increased 4% to $5.99 billion, compared with revenue of $5.76 billion in 2011. Segment adjusted operating income increased 4% in 2012, and adjusted operating margin was 14.1% in both years.

Use of Non-GAAP Financial Measures

In addition to the financial measures prepared in accordance with generally accepted accounting principles (GAAP), we use certain non-GAAP financial measures, including adjusted EPS, adjusted operating income and adjusted operating margin, which exclude restructuring and other costs/income and amortization of acquisition-related intangible assets. Adjusted EPS also excludes certain other gains and losses, tax provisions/benefits related to the previous items, benefits from tax credit carryforwards, the impact of significant tax audits or events and discontinued operations. We exclude the above items because they are outside of our normal operations and/or, in certain cases, are difficult to forecast accurately for future periods. We also use a non-GAAP measure, free cash flow, which excludes operating cash flows from discontinued operations and deducts net capital expenditures. We believe that the use of non-GAAP measures helps investors to gain a better understanding of our core operating results and future prospects, consistent with how management measures and forecasts the company's performance, especially when comparing such results to previous periods or forecasts.

For example:

We exclude costs and tax effects associated with restructuring activities, such as reducing overhead and consolidating facilities. We believe that the costs related to these restructuring activities are not indicative of our normal operating costs.

We exclude certain acquisition-related costs, including charges for the sale of inventories revalued at the date of acquisition and significant transaction costs. We exclude these costs because we do not believe they are indicative of our normal operating costs.

We exclude the expense and tax effects associated with the amortization of acquisition-related intangible assets because a significant portion of the purchase price for acquisitions may be allocated to intangible assets that have lives of 5 to 20 years. Our adjusted EPS estimate for 2013 excludes approximately $1.43 of expense for the amortization of acquisition-related intangible assets for acquisitions completed through the end of the fourth quarter of 2012. Exclusion of the amortization expense allows comparisons of operating results that are consistent over time for both our newly acquired and long-held businesses and with both acquisitive and non-acquisitive peer companies.

We also exclude certain gains/losses and related tax effects, benefits from tax credit carryforwards and the impact of significant tax audits or events (such as the one-time effect on deferred tax balances of enacted changes in tax rates), which are either isolated or cannot be expected to occur again with any regularity or predictability and that we believe are not indicative of our normal operating gains and losses. For example, we exclude gains/losses from items such as the sale of a business or real estate, gains or losses on significant litigation-related matters, gains on curtailments of pension plans, the early retirement of debt and discontinued operations.

We also report free cash flow, which is operating cash flow, net of capital expenditures, and also excludes operating cash flows from discontinued operations to provide a view of the continuing operations' ability to generate cash for use in acquisitions and other investing and financing activities.

Thermo Fisher's management uses these non-GAAP measures, in addition to GAAP financial measures, as the basis for measuring the company's core operating performance and comparing such performance to that of prior periods and to the performance of our competitors. Such measures are also used by management in their financial and operating decision-making and for compensation purposes.

The non-GAAP financial measures of Thermo Fisher's results of operations and cash flows included in this press release are not meant to be considered superior to or a substitute for Thermo Fisher's results of operations prepared in accordance with GAAP. Reconciliations of such non-GAAP financial measures to the most directly comparable GAAP financial measures are set forth in the accompanying tables. Thermo Fisher's earnings guidance, however, is only provided on an adjusted basis. It is not feasible to provide GAAP EPS guidance because the items excluded, other than the amortization expense, are difficult to predict and estimate and are primarily dependent on future events, such as acquisitions and decisions concerning the location and timing of facility consolidations.

Conference Call

Thermo Fisher Scientific will hold its earnings conference call today, January 31, 2013, at 8:30 a.m. Eastern time. To listen, dial (866) 804-6922 within the U.S. or (857) 350-1668 outside the U.S., and use conference ID 27442368. You may also listen to the call live on our website, www.thermofisher.com, by clicking on "Investors." You will find this press release, including the accompanying reconciliation of non-GAAP financial measures and related information, in that section of our website under "Financial Results." An audio archive of the call will be available under "Webcasts and Presentations" through Friday, March 1, 2013.

About Thermo Fisher Scientific

Thermo Fisher Scientific Inc. (NYSE: TMO) is the world leader in serving science. Our mission is to enable our customers to make the world healthier, cleaner and safer. With revenue of $13 billion, we have approximately 39,000 employees and serve customers within pharmaceutical and biotech companies, hospitals and clinical diagnostic labs, universities, research institutions and government agencies, as well as in environmental and process control industries. We create value for our key stakeholders through three premier brands, Thermo Scientific, Fisher Scientific and Unity Lab Services, which offer a unique combination of innovative technologies, convenient purchasing options and a single solution for laboratory operations management. Our products and services help our customers solve complex analytical challenges, improve patient diagnostics and increase laboratory productivity. Visit www.thermofisher.com.

The following constitutes a "Safe Harbor" statement under the Private Securities Litigation Reform Act of 1995: This press release contains forward-looking statements that involve a number of risks and uncertainties. Important factors that could cause actual results to differ materially from those indicated by such forward-looking statements are set forth in the company's Quarterly Report on Form 10-Q for the quarter ended September 29, 2012, under the caption "Risk Factors," which is on file with the Securities and Exchange Commission and available in the "Investors" section of our website under the heading "SEC Filings." Important factors that could cause actual results to differ materially from those indicated by forward-looking statements include risks and uncertainties relating to: the need to develop new products and adapt to significant technological change; implementation of strategies for improving growth; general worldwide economic conditions and related uncertainties; dependence on customers' capital spending policies and government funding policies; the effect of exchange rate fluctuations on international operations; the effect of healthcare reform legislation; use and protection of intellectual property; the effect of changes in governmental regulations; and the effect of laws and regulations governing government contracts, as well as the possibility that expected benefits related to the acquisitions of Dionex and Phadia may not materialize as expected. While we may elect to update forward-looking statements at some point in the future, we specifically disclaim any obligation to do so, even if estimates change and, therefore, you should not rely on these forward-looking statements as representing our views as of any date subsequent to today.

###

Consolidated Statement of Income (a)(b)

(In millions except per share amounts	Three Months Ended December 31, 2012	% of Revenues	December 31, 2011	% of Revenues
Revenues	$ 3,259.3		$ 3,089.3	
Costs and Operating Expenses:				
Cost of revenues (c)	1,815.6	55.7%	1,736.1	56.2%
Selling, general and administrative expenses (d)	720.1	22.1%	693.6	22.5%
Amortization of acquisition-related intangible assets	194.1	6.0%	186.7	6.0%
Research and development expenses	98.5	3.0%	95.5	3.1%
Restructuring and other costs, net (e)	30.4	0.9%	29.9	1.0%
	2,858.7	87.7%	2,741.8	88.8%
Operating Income	400.6	12.3%	347.5	11.2%
Interest Income	6.2		8.4	
Interest Expense	(66.2)		(59.1)	
Other Income, Net (f)	2.9		15.3	
Income Before Income Taxes	343.5		312.1	
Benefit from (Provision for) Income Taxes (g)	42.3		(19.6)	
Income from Continuing Operations	385.8		292.5	
Loss from Discontinued Operations, Net of Tax	(3.8)		(3.0)	
Loss on Disposal of Discontinued Operations, Net of Tax	(5.6)		(0.6)	
Net Income	$ 376.4	11.5%	$ 288.9	9.4%
Earnings per Share from Continuing Operations				
Basic	$ 1.08		$ .78	
Diluted	$ 1.07		$ .78	
Earnings per Share:				
Basic	$ 1.05		$ .77	
Diluted	$ 1.04		$ .77	
Weighted Average Shares:				
Basic	358.4		373.4	
Diluted	361.7		375.9	

Reconciliation of Adjusted Operating Income and Adjusted Operating Margin

GAAP Operating Income (a)	$ 400.6	12.3%	$ 347.5	11.2%
Cost of Revenues Charges (c)	13.1	0.4%	30.0	1.0%
Selling, General and Administrative Costs (Income), Net (d)	(0.6)	0.0%	(0.2)	0.0%
Restructuring and Other Costs, Net (e)	30.4	0.9%	29.9	1.0%
Amortization of Acquisition-related Intangible Assets	194.1	6.0%	186.7	6.0%
Adjusted Operating Income (b)	$ 637.6	19.6%	$ 593.9	19.2%

Reconciliation of Adjusted Net Income

GAAP Net Income (a)	$ 376.4	11.5%	$ 288.9	9.4%
Cost of Revenues Charges (c)	13.1	0.4%	30.0	1.0%
Selling, General and Administrative Costs (Income), Net (d)	(0.6)	0.0%	(0.2)	0.0%
Restructuring and Other Costs, Net (e)	30.4	0.9%	29.9	1.0%
Amortization of Acquisition-related Intangible Assets	194.1	6.0%	186.7	6.0%
Amortization of Acquisition-related Intangible Assets – Equity Investments	0.4	0.0%	0.7	0.0%
Other Income, Net (f)	-	0.0%	(17.8)	-0.6%
Provision for Income Taxes (g)	(130.4)	-4.0%	(76.2)	-2.5%
Discontinued Operations, Net of Tax	9.4	0.3%	3.6	0.1%
Adjusted Net Income (b)	$ 492.8	15.1%	$ 445.6	14.4%

Reconciliation of Adjusted Earnings per Share

GAAP EPS (a)	$ 1.04	$ 0.77
Cost of Revenues Charges, Net of Tax (c)	0.02	0.06
Selling, General and Administrative Costs (income), Net of Tax (d)	-	(0.01)
Restructuring and Other Costs, Net of Tax (e)	0.05	0.06
Amortization of Acquisition-related Intangible Assets, Net of Tax	0.37	0.31
Amortization of Acquisition-related Intangible Assets, Net of Tax – Equity Investments	-	-
Other Income, Net of Tax (f)	-	(0.03)
(Benefit from) Provision for Income Taxes (g)	(0.15)	0.02
Discontinued Operations, Net of Tax	0.03	0.01
Adjusted EPS (b)	$ 1.36	$ 1.19

Reconciliation of Free Cash Flow

GAAP Net Cash Provided by Operating Activities (a)	$ 660.1	$ 637.0
Net Cash Used in Discontinued Operations	7.2	2.9
Purchases of Property, Plant and Equipment	(104.4)	(80.7)
Proceeds from Sale of Property, Plant and Equipment	1.2	2.0
Free Cash Flow	$ 564.1	$ 561.2

Segment Data

(In millions)		Three Months Ended			
		December 31, 2012	% of Revenues	December 31, 2011	% of Revenues
Revenues					
Analytical Technologies	$	1,105.8	33.9%	$ 1,079.5	34.9%
Specialty Diagnostics		791.8	24.3%	706.2	22.9%
Laboratory Products and Services		1,499.8	46.0%	1,435.3	46.5%
Eliminations		(138.1)	-4.2%	(131.7)	-4.3%
Consolidated Revenues	$	3,259.3	100.0%	$ 3,089.3	100.0%
Operating Income and Operating Margin					
Analytical Technologies	$	220.8	20.0%	$ 228.1	21.1%
Specialty Diagnostics		205.0	25.9%	169.4	24.0%
Laboratory Products and Services		211.8	14.1%	196.4	13.7%
Subtotal Reportable Segments		637.6	19.6%	593.9	19.2%
Cost of Revenues Charges (c)		(13.1)	-0.4%	(30.0)	-1.0%
Selling, General and Administrative (Costs) Income, Net (d)		0.6	0.0%	0.2	0.0%
Restructuring and Other Costs, Net (e)		(30.4)	-0.9%	(29.9)	-1.0%
Amortization of Acquisition-related Intangible Assets		(194.1)	-6.0%	(186.7)	-6.0%
GAAP Operating Income (a)	$	400.6	12.3%	$ 347.5	11.2%

(a) "GAAP" (reported) results were determined in accordance with U.S. generally accepted accounting principles (GAAP). Results in all periods present the results of the laboratory workstations business as discontinued operations.

(b) Adjusted results are non-GAAP measures and for income measures exclude certain charges to cost of revenues (see note (c) for details); certain credits/charges to selling, general and administrative expenses (see note (d) for details); amortization of acquisition-related intangible assets; restructuring and other costs, net (see note (e) for details); certain other gains or losses that are either isolated or cannot be expected to occur again with any regularity or predictability (see note (f) for details); the tax consequences of the preceding items and certain other tax items (see note (g) for details); and discontinued operations.

(c) Reported results in 2012 and 2011 include $12.4 and $29.0, respectively, of charges for the sale of inventories revalued at the date of acquisition. Reported results in 2012 and 2011 also include $0.7 and $1.0, respectively, of accelerated depreciation on manufacturing assets to be abandoned due to facility consolidations.

(d) Reported results in 2012 include $1.1 of transaction costs related to the acquisition of One Lambda, offset by income, net, of $1.7 from revisions of estimated contingent consideration for recent acquisitions. Reported results in 2011 include $1.0 of transaction costs, net related to the acquisition of Dionex, offset by $1.2 of income from revisions of estimated contingent consideration for recent acquisitions.

(e) Reported results in 2012 and 2011 include restructuring and other costs, net, consisting principally of severance, abandoned facility and other expenses of headcount reductions within several businesses and real estate consolidations. Reported results in 2012 and 2011 include charges of $10.7 and $12.1, respectively, for impairment of intangible assets associated with several small business units. Reported results in 2012 also include a $5.9 gain on a pre-acquisition litigation related-matter.

(f) Reported results in 2011 include a $17.8 gain on sale of an equity investment accounted for under the cost method.

(g) Reported provision for income taxes includes i) $75.4 and $83.2 of incremental tax benefit in 2012 and 2011, respectively, for the pre-tax reconciling items between GAAP and adjusted net income; ii) in 2012, $55.0 of incremental tax benefit from adjusting the company's deferred tax balances as a result of tax rate changes; and iii) in 2011, $7.0 of incremental tax provision from adjusting the company's deferred tax balances as a result of tax rate changes.

Notes:

Consolidated depreciation expense in 2012 and 2011 is $60.3 and $58.9, respectively.

Consolidated equity compensation expense included in both reported and adjusted results is $20.4 and $19.4 in 2012 and 2011, respectively.

Consolidated Statement of Income (a)(b)

(In millions except per share amounts	December 31, 2012	% of Revenues	December 31, 2011	% of Revenues
Revenues	$ 12,509.9		$ 11,558.8	
Costs and Operating Expenses:				
Cost of revenues (c)	6,993.0	55.9%	6,588.9	57.0%
Selling, general and administrative expenses (d)	2,828.7	22.6%	2,634.5	22.8%
Amortization of acquisition-related intangible assets	747.6	6.0%	647.9	5.6%
Research and development expenses	376.4	3.0%	340.2	2.9%
Restructuring and other costs, net (e)	82.1	0.7%	96.5	0.9%
	11,027.8	88.2%	10,308.0	89.2%
Operating Income	1,482.1	11.8%	1,250.8	10.8%
Interest Income	25.2		26.8	
Interest Expense	(241.6)		(175.3)	
Other Income, Net (f)	3.7		30.5	
Income from Continuing Operations Before Income Taxes	1,269.4		1,132.8	
Provision for Income Taxes (g)	(11.0)		(109.4)	
Income from Continuing Operations	1,258.4		1,023.4	
(Loss) Income from Discontinued Operations, Net of Tax	(19.2)		1.7	
(Loss) Gain on Disposal of Discontinued Operations, Net of Tax	(61.3)		304.8	
Net Income	$ 1,177.9	9.4%	$ 1,329.9	11.5%
Earnings per Share from Continuing Operations				
Basic	$ 3.46		$ 2.69	
Diluted	$ 3.43		$ 2.66	
Earnings per Share:				
Basic	$ 3.24		$ 3.49	
Diluted	$ 3.21		$ 3.46	
Weighted Average Shares:				
Basic	363.8		380.8	
Diluted	366.6		384.8	

Reconciliation of Adjusted Operating Income and Adjusted Operating Margin

	December 31, 2012	% of Revenues	December 31, 2011	% of Revenues
GAAP Operating Income (a)	$ 1,482.1	11.8%	$ 1,250.8	10.8%
Cost of Revenues Charges (c)	55.6	0.4%	72.6	0.6%
Selling, General and Administrative Costs, Net (d)	12.5	0.1%	61.5	0.5%
Restructuring and Other Costs, Net (e)	82.1	0.7%	96.5	0.9%
Amortization of Acquisition-related Intangible Assets	747.6	6.0%	647.9	5.6%
Adjusted Operating Income (b)	$ 2,379.9	19.0%	$ 2,129.3	18.4%

Reconciliation of Adjusted Net Income

	December 31, 2012	% of Revenues	December 31, 2011	% of Revenues
GAAP Net Income (a)	$ 1,177.9	9.4%	$ 1,329.9	11.5%
Cost of Revenues Charges (c)	55.6	0.4%	72.6	0.6%
Selling, General and Administrative Costs, Net (d)	12.5	0.1%	61.5	0.5%
Restructuring and Other Costs, Net (e)	82.1	0.7%	96.5	0.9%
Amortization of Acquisition-related Intangible Assets	747.6	6.0%	647.9	5.6%
Restructuring and Other Costs, Net – Equity Investments	2.1	0.0%	0.4	0.0%
Amortization of Acquisition-related Intangible Assets – Equity Investments	2.7	0.0%	2.9	0.0%
Other Expense (Income), Net (f)	0.5	0.0%	(35.1)	-0.3%
Provision for Income Taxes (g)	(351.7)	-2.8%	(269.1)	-2.3%
Discontinued Operations, Net of Tax	80.5	0.7%	(306.5)	-2.6%
Adjusted Net Income (b)	$ 1,809.8	14.5%	$ 1,601.0	13.9%

Reconciliation of Adjusted Earnings per Share

	December 31, 2012		December 31, 2011	
GAAP EPS (a)	$ 3.21		$ 3.46	
Cost of Revenues Charges, Net of Tax (c)	0.11		0.13	
Selling, General and Administrative Costs, Net of Tax (d)	0.03		0.13	
Restructuring and Other Costs, Net of Tax (e)	0.15		0.16	
Amortization of Acquisition-related Intangible Assets, Net of Tax	1.36		1.12	
Restructuring and Other Costs, Net of Tax – Equity Investments	-		-	
Amortization of Acquisition-related Intangible Assets, Net of Tax – Equity Investments	-		0.01	
Other Expense (Income), Net of Tax (f)	-		(0.06)	
(Benefit from) Provision for Income Taxes (g)	(0.14)		0.01	
Discontinued Operations, Net of Tax	0.22		(0.80)	
Adjusted EPS (b)	$ 4.94		$ 4.16	

Reconciliation of Free Cash Flow

	December 31, 2012		December 31, 2011	
GAAP Net Cash Provided by Operating Activities (a)	$ 2,039.5		$ 1,691.0	
Net Cash Used in (Provided by) Discontinued Operations	28.4		(14.4)	
Purchases of Property, Plant and Equipment	(315.1)		(260.9)	
Proceeds from Sale of Property, Plant and Equipment	12.8		8.2	
Free Cash Flow	$ 1,765.6		$ 1,423.9	

Segment Data

(In millions)	Year Ended December 31, 2012	% of Revenues	Year Ended December 31, 2011	% of Revenues
Revenues				
Analytical Technologies	$ 4,123.7	33.0%	$ 3,845.4	33.3%
Specialty Diagnostics	2,962.3	23.7%	2,469.9	21.4%
Laboratory Products and Services	5,990.0	47.9%	5,762.9	49.9%
Eliminations	(566.1)	-4.6%	(519.4)	-4.6%
Consolidated Revenues	$ 12,509.9	100.0%	$ 11,558.8	100.0%
Operating Income and Operating Margin				
Analytical Technologies	$ 772.7	18.7%	$ 720.0	18.7%
Specialty Diagnostics	761.2	25.7%	598.4	24.2%
Laboratory Products and Services	846.0	14.1%	810.9	14.1%
Subtotal Reportable Segments	2,379.9	19.0%	2,129.3	18.4%
Cost of Revenues Charges (c)	(55.6)	-0.4%	(72.6)	-0.6%
Selling, General and Administrative Costs, Net (d)	(12.5)	-0.1%	(61.5)	-0.5%
Restructuring and Other Costs, Net (e)	(82.1)	-0.7%	(96.5)	-0.9%
Amortization of Acquisition-related Intangible Assets	(747.6)	-6.0%	(647.9)	-5.6%
GAAP Operating Income (a)	$ 1,482.1	11.8%	$ 1,250.8	10.8%

(a) "GAAP" (reported) results were determined in accordance with U.S. generally accepted accounting principles (GAAP). Results in all periods present the results of the laboratory workstations business as discontinued operations.

(b) Adjusted results are non-GAAP measures and for income measures exclude certain charges to cost of revenues (see note (c) for details); certain credits/charges to selling, general and administrative expenses (see note (d) for details); amortization of acquisition-related intangible assets; restructuring and other costs, net (see note (e) for details); certain other gains or losses that are either isolated or cannot be expected to occur again with any regularity or predictability (see note (f) for details); the tax consequences of the preceding items and certain other tax items (see note (g) for details); and discontinued operations.

(c) Reported results in 2012 and 2011 include $52.4 and $69.5, respectively, of charges for the sale of inventories revalued at the date of acquisition. Reported results in 2012 and 2011 also include $3.2 and $3.1, respectively, of accelerated depreciation on manufacturing assets to be abandoned due to facility consolidations.

(d) Reported results in 2012 include $14.1 of transaction costs related to the acquisition of One Lambda, offset in part by income, net, of $1.4 from revisions of estimated contingent consideration for recent acquisitions and a net gain of $0.2 associated with product liability litigation. Reported results in 2011 include $59.7 of transaction costs related to the acquisitions of Phadia and Dionex and a $3.0 charge associated with product liability litigation, offset in part by $1.2 of income from revisions of estimated contingent consideration for recent acquisitions.

(e) Reported results in 2012 and 2011 include restructuring and other costs, net, consisting principally of severance, abandoned facility and other expenses of headcount reductions within several businesses and real estate consolidations. Reported results in 2012 and 2011 include charges of $10.7 and $12.1, respectively, for impairment of intangible assets associated with several small business units. Reported results in 2012 also include a $5.9 gain on a pre-acquisition litigation related-matter. Reported results in 2011 also include $21.2 of cash compensation from monetizing equity awards held by Dionex employees at the date of acquisition.

(f) Reported results in 2012 include $0.5 of loss on extinguishment of debt facilities associated with the termination and replacement of the company's prior revolving credit agreements. Reported results in 2011 include a gain of $27.6 on currency hedging contracts related to the acquisition of Phadia and repayment of its multi-currency debt and a $17.8 gain on sale of an equity investment accounted for under the cost method, offset in part by fees of $10.3 to obtain a short-term financing commitment related to the Phadia acquisition.

(g) Reported provision for income taxes includes i) $299.1 and $271.4 of incremental tax benefit in 2012 and 2011, respectively, for the pre-tax reconciling items between GAAP and adjusted net income; ii) in 2012, $52.6 of incremental tax benefit from adjusting the company's deferred tax balances as a result of tax rate changes; and iii) in 2011, $11.7 of incremental tax provision from adjusting the company's deferred tax balances as a result of tax rate changes, $7.9 of incremental tax benefit from the ability to use tax loss carryforwards as a result of the Phadia acquisition and $1.5 of incremental tax benefit from resolution of tax audits.

Notes:

Consolidated depreciation expense in 2012 and 2011 is $236.1 and $211.7, respectively.

Consolidated equity compensation expense included in both reported and adjusted results is $78.2 and $80.0 in 2012 and 2011, respectively.

Condensed Consolidated Balance Sheet

(In millions)		December 31, 2012		December 31, 2011
Assets				
Current Assets:				
Cash and cash equivalents	$	851.0	$	1,016.3
Short-term investments		4.3		4.3
Accounts receivable, net		1,804.9		1,763.7
Inventories		1,443.3		1,330.1
Other current assets		691.1		707.5
Total current assets		4,794.6		4,821.9
Property, Plant and Equipment, Net		1,726.4		1,611.3
Acquisition-related Intangible Assets		7,804.5		7,815.9
Other Assets		559.8		611.3
Goodwill		12,474.5		11,973.3
Total Assets	$	27,359.8	$	26,833.7
Liabilities and Shareholders' Equity				
Current Liabilities:				
Short-term obligations and current maturities of long-term obligations	$	93.1	$	1,272.8
Other current liabilities		2,030.7		1,840.3
Total current liabilities		2,123.8		3,113.1
Other Long-term Liabilities		2,740.1		2,927.3
Long-term Obligations		7,031.2		5,755.2
Total Shareholders' Equity		15,464.7		15,038.1
Total Liabilities and Shareholders' Equity	$	27,359.8	$	26,833.7

Condensed Consolidated Statement of Cash Flows

(In millions)	Year Ended	
	December 31, 2012	December 31, 2011
Operating Activities		
Net income	$ 1,177.9	$ 1,329.9
Loss (income) from discontinued operations	19.2	(1.7)
Loss (gain) on disposal of discontinued operations	61.3	(304.8)
Income from continuing operations	1,258.4	1,023.4
Adjustments to reconcile income from continuing operations		
to net cash provided by operating activities:		
Depreciation and amortization	983.7	859.6
Change in deferred income taxes	(307.4)	(123.1)
Other non-cash expenses, net	161.7	182.1
Changes in assets and liabilities, excluding the effects		
of acquisitions and dispositions	(28.5)	(265.4)
Net cash provided by continuing operations	2,067.9	1,676.6
Net cash (used in) provided by discontinued operations	(28.4)	14.4
Net cash provided by operating activities	2,039.5	1,691.0
Investing Activities		
Acquisitions, net of cash acquired	(1,083.4)	(5,690.3)
Purchases of property, plant and equipment	(315.1)	(260.9)
Proceeds from sale of property, plant and equipment	12.8	8.2
Other investing activities, net	1.1	54.9
Net cash used in continuing operations	(1,384.6)	(5,888.1)
Net cash provided by discontinued operations	58.8	745.9
Net cash used in investing activities	(1,325.8)	(5,142.2)
Financing Activities		
Net proceeds from issuance of debt	1,282.1	4,254.1
(Decrease) Increase in commercial paper, net	(849.3)	899.3
Settlement of convertible debt	-	(452.0)
Redemption and repayment of long-term obligations	(354.5)	(1.4)
Dividends paid	(142.2)	-
Purchases of company common stock	(1,150.0)	(1,337.5)
Net proceeds from issuance of company common stock	254.1	158.1
Tax benefits from stock-based compensation awards	22.7	16.9
Increase in short-term notes payable	24.0	9.2
Other financing activities, net	(4.6)	3.9
Net cash (used in) provided by financing activities	(917.7)	3,550.6
Exchange Rate Effect on Cash	38.7	(0.2)
(Decrease) Increase in Cash and Cash Equivalents	(165.3)	99.2
Cash and Cash Equivalents at Beginning of Period	1,016.3	917.1
Cash and Cash Equivalents at End of Period	$ 851.0	$ 1,016.3
Free Cash Flow (a)	$ 1,765.6	$ 1,423.9

(a) Free cash flow is net cash provided by operating activities of continuing operations less net purchases of property, plant and equipment.